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EXHIBIT 21.1

SUBSIDIARIES OF ELECTROPURE, INC.

        The Company owns the indicated percentage of the issued and outstanding stock of the following corporations:

Name of Subsidiary	State of Incorporation	Ownership Percentage
Electropure EDI, Inc.	Nevada	100%
Micro Imaging Technology	Nevada	96%
Electropure Holdings, LLC	California	100%

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SUBSIDIARIES OF ELECTROPURE, INC.